May 7, 2009

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 0308

Washington, D.C. 20549

Attention: Daniel Morris

Re:	United Technologies Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed February 11, 2009

Schedule 14A

Filed February 20, 2009

File No. 001-00812

Dear Mr. Morris:

This letter responds to the Securities and Exchange Commission (“SEC”) staff’s letter of April 8 requesting further clarification of United Technologies Corporation’s (“UTC” ) disclosures in Schedule 14A filed February 20, 2009 and incorporated by reference in Form 10-K for the fiscal year ended December 31, 2008

1. Comment: In the final sentence on page 16, you state that “the Committee sets a free cash flow target equal to or greater than net income.” This disclosure is ambiguous as to whether the 2008 target was set at 100% of net income or set at an undisclosed higher percentage. In future filings, please revise to clearly disclose your specific free cash flow targets. In addition, if you intend to keep the performance metric table included under “Variable Compensation” on page 16, we would also encourage you to disclose the specific free cash flow target in the table.

Response: We will disclose the specific cash flow target percentage in future proxy statements. In addition, if we continue to incorporate a table of variable compensation elements in the manner set forth on page 16 of the 2009 Proxy Statement, such table will include the specific cash flow target percentages under the column that identifies fiscal year performance metrics.

2. Comment: We note the disclosure on page 22 that “Recruitment, retention, and promotion needs occasionally result in out-of-cycle awards, where the event triggering the award drives the timing.” In future filings, please revise to describe the committee’s policies with respect to “out-of-cycle” grants.

Response: As noted on page 22 of the CD&A, the timing of “regular cycle” long term incentive awards has and continues to coincide with the commencement of three year performance periods at the start of each calendar year. The CD&A also discusses the timing of out-of-cycle awards that may be granted occasionally in connection with recruitments, promotions and retention strategies. The CD&A states that the timing of the occurrence of one of the foregoing events drives the timing of out of cycle awards and that, in no event, are out of cycle awards made in anticipation of the disclosure of material non-public information. In future proxy statements we will elaborate further on the Committee’s policy with respect to the timing of out-of-cycle grants to the extent that any additional information or factors pertain to the timing of an out of cycle award.

3. Where appropriate in future filings, please disclose in the Compensation Discussion & Analysis section how the potential payments on termination or change-in-control fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: Severance related change in control benefits under UTC’s Senior Executive Severance Plan address the following objectives and purposes: market competitiveness; maintaining management continuity through a period of uncertainty and personal risk inherent in change in control events; and establishing contractual rights that assure fair and equitable treatment following a change in management control. In future filings we will elaborate further on the relationship between the Senior Executive Severance Plan and these objectives and the impact, if any, that this program has on other compensation decisions and program objectives.

UTC acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) UTC may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Richard M. Kaplan

Richard M. Kaplan
Associate General Counsel

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